                                     [LOGO]

                          CALEDONIA MINING CORPORATION

                                  NEWS RELEASE

                 CALEDONIA MINING CORPORATION PRESIDENT AND CEO
                ADDRESSES THE RICHMOND CLUB BROKER LUNCHEON EVENT

                               SEPTEMBER 4TH 2002

Caledonia Mining Corporation ("Caledonia") of Toronto (TSX: CAL and NASDAQ -
OTCBB: CALVF) announced today that Stefan Hayden, Chairman, President and CEO would make a presentation to The Richmond Club's membership of brokers, managers, analysts and members of the media at The National Club, on Bay Street, in Toronto on 5 September 2002.

The presentation will be videotaped and synchronized with a PowerPoint presentation, which will then be digitized for transmission to Caledonia's shareholders and 4,250 members of The Richmond Club. A link to the presentation will be on Caledonia's website and on the Caledonia Mining Corporation profile page on The Richmond Club website. Caledonia has recently been selected by The Richmond Club to be showcased to an audience of 625,000 investors through its broker/analyst luncheon and exposure to institutional investors and national media.

ABOUT CALEDONIA MINING CORPORATION: Caledonia's corporate philosophy is to identify mineral properties and projects early in their development cycle, and then add value by developing, and/or operating and/or disposing of the asset, in whole or in part, at the most opportune time thereby adding shareholder value. Caledonia's predominant focus is on its Canadian, Zambian and South African properties, a number of which are operated in terms of joint ventures with major mining companies. Caledonia is virtually debt free and has a portfolio of carefully selected and exciting precious metals, diamond and base metal properties.

ABOUT THE RICHMOND CLUB: The Richmond Club (www.richmondclub.com) is a media portal to 2.2 million investors through TV, Radio, Magazine, Newsletter and broker luncheon events. It has a membership of over 4,250 brokers, fund managers, analysts and members of the media in Canada, USA and UK. The Richmond Club selects and showcases companies with good management and an excellent prospect of outperforming the market in the next 12-18 months.

FURTHER INFORMATION REGARDING CALEDONIA'S EXPLORATION ACTIVITIES AND OPERATIONS ALONG WITH ITS LATEST FINANCIALS MAY BE FOUND ON THE CORPORATION'S WEBSITE HTTP:/WWW.CALEDONIAMINING.COM. PLEASE CONTACT:

S. E. HAYDEN                                 JAMES JOHNSTONE                      CHRIS HARVEY
Chairman, President and CEO                  V-P Operations and COO               Technical Director
South Africa                                 Canada                               Canada
Tel: (011-27-11) 447-2499                    Tel: (1-905) 607-7543                Tel: (1-905) 607-7543
Fax: (011-27-11) 447-2554                    Fax: (1-905) 607-9806                Fax: (1-905) 607-9806

THE RICHMOND CLUB/THE RICHMOND CLUB REPORT
Sufia Lodhi, VP Corporate Development
Tel: (416) 644-0644
Email: sufia.Lodhi@richmondclub.com
www.richmondclub.com